SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of America 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

The following Exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit (99): Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

WITH INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2002 AND 2001

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

REPORT AND CONSENT OF INDEPENDENT AUDITORS

Plan Participants and

Plan Administrator

The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2002, and reportable transactions for the year ended December 31, 2002, are presented for the purpose of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we consent to the incorporation by reference in Registration Statement number 2-80406 on Form S-8 of Bank of America Corporation filed with the Securities and Exchange Commission of our report on the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Plan for the year ended December 31, 2002.

May 23, 2003

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (Notes 1 and 2)
Bank of America Corporation ESOP Convertible Preferred Stock, Series C allocated to participants (Note 9)	$157,647,312	$159,327,019
Bank of America Corporation Common Stock allocated to participants (Notes 5 and 9)	3,092,052,285	2,862,260,393
Common and preferred stock	3,891,455	6,275,572
Investment contracts	938,895,519	800,929,942
Mutual funds	5,201,302	6,570,817
Nations Fund investments (Notes 5 and 9)
Money market	135,917,471	94,547,127
Fixed income	149,719,112	123,769,837
Equity	1,400,291,070	1,725,064,671
Corporate debt and asset-backed securities	780,718	903,040
Mortgage-backed securities	475,984	560,389
U.S. government and government agency obligations	3,527,020	3,573,119
Other investments	22,925,456	41,996,246

Total investments (cost $4,255,914,330 and $3,924,782,515 respectively)	5,911,324,704	5,825,778,172

Cash	—	15,099
Accrued dividends and interest receivable	304,279	259,642
Employer contribution receivable	12,056,474	17,323,604
Employee contribution receivable	11,693,683	12,006,564
Other receivable	482,099	5,216,980

Total assets	5,935,861,239	5,860,600,061

Liabilities
Due to broker for securities purchased	20,295,065	10,179,676

Total liabilities	20,295,065	10,179,676

Net assets available for benefits	$5,915,566,174	$5,850,420,385

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Investment income
Interest	$54,961,842	$50,694,055
Dividends
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,802,122	5,384,125
Bank of America Corporation Common Stock	108,034,083	103,476,806
Other common and preferred stock	383,449	138,156
Investment income from Nations Fund investments	33,184,328	53,393,391
Other	492,960	2,036,593
Net change in unrealized appreciation (depreciation) (Note 7)	(245,485,413)	388,582,780
Net realized gain on sale of investments	216,879,780	201,490,727

Total investment income	173,253,151	805,196,633

Contributions (Note 1)
Employee	337,500,229	340,180,326
Employer	198,438,352	200,204,446

Total contributions	535,938,581	540,384,772

Total additions	709,191,732	1,345,581,405

Benefits paid to plan participants (Note 1)	634,856,610	658,057,694
Interest expense	—	525,381
Trustee and administrative fees (Note 2)	9,189,333	8,724,126

Total deductions	644,045,943	667,307,201

Transfer from The NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan (Note 3)	—	225,899
Transfer to The Bank of America Pension Plan (Note 4)	—	(16,974,387)

Total transfers (to) other plans	—	(16,748,488)

Net increase	65,145,789	661,525,716
Net assets available for benefits
Beginning of year	5,850,420,385	5,188,894,669

End of year	$5,915,566,174	$5,850,420,385

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan), is provided for general information purposes only. Participants should refer to the Associate Handbook for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees are eligible to make pretax contributions the first day of the month after completing 1 full month of service, and are eligible to receive company matching contributions after completing 12 months of service. Any pretax contributions made prior to completing 12 months of service are not eligible for the company matching contribution. After-tax contributions are not permitted.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

All assets of the Plan are held in the trusts formed as part of the Plan. The assets of the Plan are held and invested in either the Principal Trust or the Leveraged Trust. The company matching contributions common and preferred stock accounts, and certain shares of the Corporation’s common stock which are not yet allocated to participant accounts, are held in the Leveraged Trust, formerly known as the ESOP Trust. The Principal Trust, formerly known as the Investment Trust, holds all other assets of the Plan.

Investment Alternatives

The Plan provides participants with 12 investment alternatives: the Nations Value Fund, the Nations Bond Fund, the Nations LargeCap Index Fund, the Nations International Equity Fund, the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, the Nations Marsico Focused Equities Fund, the Nations SmallCap Index Fund, the Nations MidCap Index Fund, the Nations LifeGoal Income and Growth Portfolio, the Nations LifeGoal Balanced Growth Portfolio, and the Nations LifeGoal Growth Portfolio.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Participants may elect to modify existing investment allocations on a daily basis.

In addition, the Plan includes a Loan Fund and a Segregated Fund which are not available for additional participant investments. The Loan Fund consists of loans made to participants from acquired plans. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Company matching contributions in stock, or in cash which is used to purchase stock, are not available for allocation to alternative investments by participants until they reach age 55 and are fully vested. In accordance with the American Institute of Certified Public Accountants Statement of Position Number 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”, information related to the net assets and changes in net assets for the nonparticipant-directed shares of Bank of America Corporation common and preferred stock is presented in Notes 11 and 12.

Plan Trustees

Bank of America N.A. is the trustee of the Principal Trust (Principal Trustee) under the Plan. State Street Bank & Trust Company is the trustee of the Leveraged Trust (Leveraged Trustee) which contains employer securities including Bank of America Corporation Common Stock and Bank of America Corporation ESOP Preferred Stock, Series C.

Contributions

The Plan provides for participant contributions through salary reductions ranging from 1% to 15% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pretax contributions for 2002 and 2001 were limited to $11,000 and $10,500, respectively. Employees are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan (Continued)

Contributions (Continued)

The Plan provides for an annual company matching contribution, which is based on the participant’s pretax contributions of their plan-eligible compensation for the Plan year. A participant must be employed by Bank of America on the last business day of the year in order to receive a matching contribution, unless during the year the participant retires, dies, becomes disabled, or terminates employment due to certain divestitures or workforce reductions. The Plan provides for a 100% company matching contribution for every $1 a participant contributes to the Plan, up to 5% of plan-eligible compensation. Company matching contributions are made in Bank of America Corporation Common Stock using the average month-end closing price for the year and adding in shares that would have been bought with dividends throughout the year. The Corporation makes periodic contributions based on its estimated annual contribution. Such contributions are subject to adjustment at December 31 of each year to give effect to forfeitures, which reduce the required company contribution.

Employer contributions include forfeitures and additional contributions made in the form of cash or Bank of America Corporation Common Stock. Pursuant to the Plan provisions, the total employer contribution calculated had a fair value of $209,932,283 and $214,886,967 for 2002 and 2001, respectively. After consideration of the release of unallocated shares, forfeitures, and dividends applied, the actual cash remitted by the Corporation was $198,438,352 and $200,204,446 for 2002 and 2001, respectively.

Participant Accounts

Each participant’s account is credited with the allocation of their contribution semi-monthly and with an annual allocation of the Corporation’s contributions. If a separation from service occurs, the participant’s account is credited with an allocation of the Corporation’s contribution as of the earlier of the date of distribution of the participant’s account or the annual allocation date if the separation from service was due to retirement, death, disability, or certain divestitures or workforce reductions. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pretax and rollover contributions to the Plan as well as earnings thereon. Company matching contributions vest 20% for each 12 months of vesting service and are 100% vested after completing 5 years of vesting service.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan (Continued)

Vesting of Benefits (Continued)

Additionally, a participant becomes 100% vested in the matching contributions from the Corporation, regardless of the years of service, if during employment the participant reaches age 65, retires, dies, or becomes disabled under the Long-Term Disability benefits component of the Corporation’s Group Benefits Program, or terminates employment due to certain divestitures or workforce reductions.

Payment of Benefits

While still in service, participants in the Plan may generally withdraw previous employee and employer vested contributions as follows:

(1)	In the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code as determined by the Committee.

(2)	When fully vested and having attained age 59 1/2.

(3)	After 5 years of service in the case of company matching contributions.

Certain other in-service distributions are permitted as provided for by plan provisions of predecessor plans merged with the Plan.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum in cash, unless the participant requests to receive all or a portion of his/her account balance in shares of Bank of America Corporation Common Stock. Participants may elect to transfer a part or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if they retire under the Corporation’s retirement policy and their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees.

Loans to Participants

The current Plan does not permit new loans to participants.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Accounting Methods

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Revenues are recognized as earned. Expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Collective investment funds are valued at the net asset value of the fund units owned.

The Plan’s investment in Bank of America Corporation ESOP Convertible Preferred Stock, Series C (ESOP Preferred Stock) is valued on the basis of an independent valuation by Duff & Phelps Financial Consulting Co.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A. the Principal Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by the Principal Trustee.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit related requests for payment. The average yield and crediting interest rates on such investments were approximately 6% for 2002 and 2001.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Principal Trustee.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis.

Plan Expenses

Leveraged Trustee fees, Principal Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, record-keeping and benefit payment services are paid by the Plan. These expenses are allocated prorata to the Plan’s investment funds.

Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 12 investment alternatives to participants including certain portfolios of the Nations Fund mutual fund family, which is sub-advised by Banc of America Capital Management, LLC (BACAP), Marsico Capital Management, LLC (MCM), and certain unaffiliated investment advisors. BACAP and MCM are affiliates of the Corporation. The Nations International Equity Fund was sub-advised by another affiliate of the Corporation, Gartmore Global Partners (GGP) through January 15, 2002, when replaced by MCM. The Stable Capital Fund is managed by an unaffiliated investment advisor, Certus Asset Advisors Corporation.

3.	Plan Mergers

On December 31, 2000, a Plan Merger Agreement was entered into between the Corporation and Banc of America Securities LLC, as Plan Sponsor of the NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan (the Montgomery Plan), to merge the Montgomery Plan into the Plan. As a result of this merger, residual assets with a market value of $225,899 were transferred into the Plan during 2001.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

4.	Transfer of Assets

Participants with balances from the former BankAmerica 401(k) Investment Plan had the opportunity to elect to transfer certain balances effective August 4, 2000, excluding Tax Reduction Act Stock Ownership Plan (TRASOP) balances and after-tax contributions, to a Transferred Savings Plan Account within the Pension Plan. Residual balances of $895,744 were transferred under such provisions in 2001.

Participants with balances from the former Montgomery Plan had the opportunity to elect to transfer their balances effective February 28, 2001, to a Transferred Savings Plan Account within the Pension Plan. Balances transferred under such provisions were $16,078,643 in 2001.

5.	Concentrations of Investment Risk

Included in the Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2002. Investments at December 31, 2002 and 2001 that represent 5 percent or more of the Plan’s net assets available for benefits include the following:

	2002	2001
Bank of America Corporation Common Stock	$3,092,052,285	$2,862,260,393
Nations LargeCap Index Fund	602,421,537	838,354,081

6.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequently, and as discussed in Notes 3 and 4, Plan Mergers and Transfer of Assets, respectively, the Plan has been amended and restated. The Plan Sponsor has requested an updated determination letter.

The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan Administrator is not aware of any actions or events that have occurred that might disqualify the Plan from qualification under the IRC; thus, no provision for income taxes has been reflected in the accompanying financial statements.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

7.	Net Appreciation (Depreciation) in Fair Value of Investments

The Plan’s investments, by investment category, appreciated (depreciated) in value for the years ended December 31, as follows:

	2002	2001
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	$5,023,776	$37,080,803
Bank of America Corporation Common Stock	95,001,034	640,687,401
Common and preferred stock	(1,687,952)	(1,126,727)
Mutual funds	(514,154)	(617,691)
Nations Fund Investments:
Fixed Income	1,747,345	843,954
Equity	(345,074,410)	(288,338,338)
Corporate debt and asset-backed securities	39,915	(46,709)
Mortgage-backed securities	3,139	6,224
U.S. government and government agency obligations	40,225	49,601
Other investments	(64,331)	44,262

Net appreciation (depreciation)	$(245,485,413)	$388,582,780

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

9.	Related Party Transactions

The Plan holds investments in various portfolios of Nations Funds, collectively, the Nations Fund Family, for which BACAP, MCM and GGP, pursuant to sub-advisory agreements with Banc of America Advisors, LLC, act as advisors. Effective January 15, 2002, GGP was replaced by MCM. Separate investment management fees are not charged to the Plan by the Corporation, rather the portfolios of the Nations Fund family bear investment advisory fees charged by the advisors. Subsidiaries of the Corporation act as the trustee and sponsor for such funds.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

9.	Related Party Transactions (Continued)

Investment units and shares of Nations Funds are purchased at net asset value. The investments held at December 31, 2002 and 2001 were as follows:

	2002	2001
Nations Fund—Money Market
Nations Cash Reserves, Capital Class	$128,030,792	$84,881,286
Nations Cash Reserves, Trust Class	7,886,679	—
Nations Prime Portfolio	—	9,665,841

	135,917,471	94,547,127

Nations Fund—Fixed Income
Nations Government Securities Fund	218,151	303,673
Nations Bond Fund	148,760,426	122,703,430
Nations Short-Term Income Fund	630,402	656,304
Nations Short-Intermediate Government Fund	100,918	97,206
Nations Strategic Income Fund	9,215	9,224

	149,719,112	123,769,837

Nations Fund—Equity
Nations MidCap Index Fund	196,772,412	228,883,964
Nations MidCap Growth Fund	9,809	15,419
Nations Aggressive Growth Fund	—	13,203
Nations International Equity Fund	77,555,128	89,262,251
Nations LargeCap Index Fund	602,421,537	838,354,081
Nations Equity Income Fund	—	48,030
Nations SmallCap Index Fund	95,357,721	81,358,309
Nations Value Fund	97,159,092	109,703,537
Nations Marsico Focused Equities Fund	97,192,553	107,854,308
Nations Emerging Market Fund	12,330	13,437
Nations Capital Growth Fund	9,019	—
Nations Convertible Securities Fund	41,270	—
LifeGoal Balanced Growth Portfolio	150,716,374	180,057,894
LifeGoal Growth Portfolio	57,172,861	66,519,419
LifeGoal Income and Growth Portfolio	25,870,964	22,980,819

	1,400,291,070	1,725,064,671

Total Nations Fund Family	$1,685,927,653	$1,943,381,635

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

9.	Related Party Transactions (Continued)

At December 31, 2002 and 2001, the Plan held investments in the Bank of America Corporation Common Stock valued at $3,092,052,285 and $2,862,260,393, respectively. The Plan held an investment in the Bank of America Corporation ESOP Convertible Preferred Stock, Series C of $157,647,312 and $159,327,019 at December 31, 2002 and 2001, respectively.

For the years ended December 31, 2002 and 2001, the Plan paid direct expenses to the Principal Trustee totaling $249,385 and $244,084, respectively.

10.	Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/(depreciation) and realized gains/(losses) for the year ended December 31, 2002 were $(263,293,024) and $234,687,391, respectively, and were $350,496,806 and $239,576,701, respectively, for the year ended December 31, 2001.

Benefit obligations payable to participants at December 31, 2002 and 2001 are reflected as Plan liabilities in the Form 5500 but are not included as Plan liabilities in the statement of net assets available for benefits.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$5,915,566,174	$5,850,420,385
Benefit obligations payable	(1,135,538)	(1,982,824)

Net assets available for benefits per Form 5500	$5,914,430,636	$5,848,437,561

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2002	2001
Benefits paid to plan participants per the financial statements	$634,856,610	$658,057,694
Add: Benefit obligations payable at end of year	1,135,538	1,982,824
Less: Benefit obligations payable at beginning of year	(1,982,824)	(2,683,634)

Benefits paid to plan participants per Form 5500	$634,009,324	$657,356,884

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Statements of Net Assets Available for Benefits—Nonparticipant-Directed

	2002	2001
Assets
Investments, at fair value
Bank of America Corporation ESOP Convertible Preferred Stock, Series C
Allocated to participants	$157,647,312	$159,327,019
Bank of America Corporation Common Stock
Allocated to participants	1,464,927,755	1,261,966,935
Nations Fund investments
Money market	14,503,654	11,713,007

Total investments	1,637,078,721	1,433,006,961
Cash	—	15,099
Accrued dividends and interest receivable	10,120	13,950
Employer contribution receivable	12,056,474	17,323,604

Total assets	1,649,145,315	1,450,359,614

Liabilities
Due to broker for securities purchased	1,661,092	1,792,456

Total liabilities	1,661,092	1,792,456

Net assets available for benefits	$1,647,484,223	$1,448,567,158

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

12.	Statements of Changes in Net Assets Available for Benefits—Nonparticipant-Directed

	2002	2001
Investment income
Dividends
Bank of America Corporation Common Stock	$49,485,137	$43,222,099
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,802,122	5,384,125
Investment income from Nations Fund investments	136,683	327,217
Net realized and unrealized investment gain	154,468,399	373,930,079

Total investment income	208,892,341	422,863,520
Employer contributions	198,438,352	198,220,971

Total additions	407,330,693	621,084,491

Benefits paid to plan participants	185,095,246	161,489,738
Interest expense	—	525,381
Trustee and administrative fees	737,516	1,146,304

Total deductions	185,832,762	163,161,423

Transfers between funds	(20,632,357)	(9,604,969)
Transfers to The Bank of America Pension Plan	(1,948,509)	(638,183)
Transfer from The NationsBanc Montgomery Securities 401(k) Deferred Compensation Plan	—	225,899

Total transfers	(22,580,866)	(10,017,253)

Net increase	198,917,065	447,905,815
Net assets available for benefits
Beginning of year	1,448,567,158	1,000,661,343

End of year	$1,647,484,223	$1,448,567,158

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2002 and 2001

13.	Litigation

The BEST Plan, a predecessor plan, is the subject of certain litigation involving change of control provisions contained in the predecessor plan document. These actions seek relief, which would require the Plan Sponsor to make additional contributions to the Plan on behalf of the predecessor plan participants. While the outcome of these actions cannot be predicted, management believes there are substantial defenses to the claims asserted.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )			( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Common and Preferred Stock
*	Bank of America Corporation	ESOP Convertible Preferred Stock, Series C	1,348,824	shares	$57,325,020	$157,647,312

	Total Bank of America Corporation ESOP Convertible Preferred Stock, Series C				57,325,020	157,647,312

*	Bank of America Corporation	Common Stock	44,445,196	shares	1,436,837,303	3,092,052,285

	Total Bank of America Corporation Common Stock				1,436,837,303	3,092,052,285

	Aastrom Biosciences Inc	Common Stock	1,000	shares	2,686	470
	Abbott Labs	Common Stock	800	shares	12,214	32,000
	Agere Sys Inc	Common Stock	150	shares	2,590	210
	Agilent Technologies Inc	Common Stock	38	shares	933	682
	Agrium Inc	Preferred Stock	800	shares	20,000	17,680
	Amerco	Preferred Stock	400	shares	10,000	4,168
	American Elec Pwr Inc	Common Stock	400	shares	16,904	10,932
	American Intl Petroleum Corp	Common Stock	10,000	shares	6,875	105
	American Tower Corp	Common Stock	200	shares	5,466	706
	Amgen Inc	Common Stock	220	shares	6,215	10,635
	AOL Time Warner Inc	Common Stock	2,200	shares	173,757	28,820
	Aquila Inc	Preferred Stock	800	shares	20,000	10,400
	Aquila Inc	Common Stock	750	shares	13,402	1,328
	AT&T Corp	Common Stock	60	shares	2,188	1,567
	AT&T Wireless Svcs Inc	Common Stock	100	shares	1,733	565
	Automatic Data Processing Inc	Common Stock	400	shares	18,256	15,700
	Avaya Inc	Common Stock	216	shares	2,338	529
	Avigen Inc	Common Stock	200	shares	3,725	1,142
*	Bank of America Corporation	Preferred Stock	1,000	shares	25,000	26,340
	Bank One Cap I	Preferred Stock	1,000	shares	26,250	26,490

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Ben Franklin Retail Stores Inc	Common Stock	14 shares	$54	$—
	BP P L C	Common Stock	4,086 shares	85,519	166,096
	Brush Engineered Matls Inc	Common Stock	100 shares	2,493	550
	Burlington Res Inc	Common Stock	200 shares	6,373	8,530
	Carlisle Cos Inc	Common Stock	200 shares	8,929	8,276
	Caterpillar Inc	Common Stock	1,000 shares	34,925	45,720
	ChevronTexaco Corp	Common Stock	931 shares	68,490	61,893
	Choicepoint Inc	Common Stock	40 shares	263	1,580
	Ciber Inc	Common Stock	400 shares	8,389	2,060
	Cincinnati Gas & Elec Co	Preferred Stock	400 shares	10,000	10,340
	Cisco Sys Inc	Common Stock	1,200 shares	66,265	15,720
	Citigroup Cap VII	Preferred Stock	1,000 shares	25,350	26,490
	Citigroup Inc	Common Stock	6,366 shares	115,320	224,020
	Citizens Communications Co	Common Stock	692 shares	7,706	7,301
	Coho Energy Inc	Common Stock	575 shares	31,580	2
	Comcast Corp	Common Stock	97 shares	3,660	2,286
	Conseco Fin Trust V	Preferred Stock	800 shares	20,000	136
	Corporate Backed Trust	Preferred Stock	1,600 shares	37,702	32,244
	Corts Trust	Preferred Stock	400 shares	10,000	8,840
	Covad Communications Group Inc	Common Stock	1,500 shares	77,219	1,410
	CTS Corp	Common Stock	100 shares	1,554	775
	Delphi Automotive Systems Corp	Common Stock	200 shares	2,637	1,610
	Diamond Offshore Drilling Inc	Common Stock	400 shares	10,926	8,740
	Dominion Res Inc	Common Stock	400 shares	14,762	21,960
	Dow Chem Co	Common Stock	200 shares	7,018	5,940
	Duke Energy Corp	Common Stock	600 shares	20,379	11,724
	Electronic Data Sys	Common Stock	1,100 shares	54,801	20,273
	Emerge Interactive Inc	Common Stock	10 shares	150	3
	Energy East Cap Trust I	Preferred Stock	400 shares	10,000	10,436
	Enpro Inds Inc	Common Stock	120 shares	530	480
	Entergy Gulf Sts Cap I	Preferred Stock	400 shares	10,000	10,196

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value

	Ericsson L M Tel Co	Common Stock	1,697 shares	$59,863	$11,438
	Evolve One Inc	Common Stock	5,000 shares	2,950	6
	Exxon Mobil Corp	Common Stock	3,600 shares	64,456	125,784
	FDN Inc	Common Stock	2,500 shares	5,078	—
	First Bancorp	Common Stock	1,500 shares	35,046	33,900
	Flextronics	Common Stock	400 shares	10,756	3,276
	Ford Mtr Co	Common Stock	3,700 shares	46,221	34,410
	Forest Oil Corp	Common Stock	1,000 shares	31,530	27,650
	FPL Group Inc	Common Stock	1,200 shares	39,008	72,156
	Gandalf Technologies Inc	Common Stock	300 shares	2,250	9
	General Elec Co	Common Stock	1,900 shares	69,652	46,265
	Gillette Co	Common Stock	100 shares	3,849	3,036
	Global Crossing Ltd	Common Stock	400 shares	8,339	7
	Globespan Virata Inc	Common Stock	200 shares	1,198	882
	Goodrich Corp	Common Stock	600 shares	12,691	10,992
	Great Atlantic & Pac Tea Inc	Preferred Stock	800 shares	20,000	14,600
	Harken Energy Corp	Common Stock	1,000 shares	23,875	220
	Henry Jack & Assoc Inc	Common Stock	10,000 shares	126,640	120,400
	Hewlett-Packard Co	Common Stock	516 shares	18,420	8,958
	High Speed Access Corp	Common Stock	1,000 shares	3,530	1,300
	Home Depot Inc	Common Stock	200 shares	10,148	4,804
	Intel Corp	Common Stock	600 shares	14,413	9,342
	International Business Machines	Common Stock	1,200 shares	37,259	93,000
	JDS Uniphase Corp	Common Stock	200 shares	12,481	494
	Johnson & Johnson	Common Stock	2,326 shares	123,028	124,929
	J P Morgan Chase Cap Trust	Preferred Stock	1,000 shares	26,000	26,200
	Juniper Networks Inc	Common Stock	200 shares	27,125	1,360
	K Mart Corp	Common Stock	1,500 shares	2,085	304
	Keyspan Corp	Common Stock	1,210 shares	37,508	42,640
	Liberty Media Corp	Common Stock	832 shares	12,064	7,438
	Lowes Cos Inc	Common Stock	500 shares	11,263	18,750
	Lucent Technologies Inc	Common Stock	1,556 shares	13,937	1,961

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Maverick Tube Corp	Common Stock	1,000 shares	$15,440	$13,030
	Mepc Intl	Preferred Stock	400 shares	10,524	8,280
	Merck & Co Inc	Common Stock	2,800 shares	121,548	158,508
	Metricom Inc	Common Stock	200 shares	3,500	—
	Microsoft Corp	Common Stock	3,940 shares	274,634	203,698
	Mirant Corp	Common Stock	300 shares	2,541	561
	Motorola Inc	Common Stock	3,570 shares	139,290	30,881
	National Semiconductor Corp	Common Stock	2,000 shares	66,225	30,020
	Newscorp Overseas Ltd	Preferred Stock	400 shares	9,928	9,960
	Nextel Communications Inc	Common Stock	2,000 shares	10,727	23,100
	Nextera Enterprises Inc	Common Stock	200 shares	1,400	70
	Nokia Corp	Common Stock	400 shares	14,638	6,200
	Nortel Networks Corp	Common Stock	400 shares	18,483	644
	Northwest Airls Inc	Preferred Stock	500 shares	10,228	7,600
	Novell Inc	Common Stock	200 shares	4,963	668
	Ohio Pwr Co	Preferred Stock	800 shares	19,840	20,096
	Oracle Corp	Common Stock	3,200 shares	86,464	34,560
	Pac-West Telecom Inc	Common Stock	100 shares	1,866	50
	Parametric Technology Corp	Common Stock	300 shares	6,675	756
	Park Electrochemical Corp	Common Stock	200 shares	1,773	3,840
	Penney J C Inc	Common Stock	500 shares	4,588	11,505
	Peoples Energy Corp	Common Stock	100 shares	3,232	3,865
	Pepsico Inc	Common Stock	250 shares	9,638	10,555
	Pfizer Inc	Common Stock	7,000 shares	58,635	213,990
	Phelps Dodge Corp	Common Stock	200 shares	12,291	6,330
	Pillowtex Corp	Common Stock	3,000 shares	17,963	30
	Pioneer Nat Res Co	Common Stock	1,000 shares	24,489	25,250
	Placer Dome Inc	Preferred Stock	400 shares	9,974	10,096
	Polycom Inc	Common Stock	23 shares	708	219
	Power-One Inc	Common Stock	200 shares	8,406	1,134
	Predicted Enviroment Inc	Common Stock	200,000 shares	100,000	—
	Puget Sound Energy Cap	Preferred Stock	400 shares	10,000	10,280

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value

	Qualcomm Inc	Common Stock	300 shares	$19,418	$10,917
	Red Hat Inc	Common Stock	200 shares	9,462	1,182
	Reebok Intl Ltd	Common Stock	1,000 shares	26,575	29,400
	Rhone Poulenc Overseas Ltd	Preferred Stock	800 shares	20,128	20,312
	Rowan Cos Inc	Common Stock	200 shares	5,373	4,540
	Royal Dutch Petroleum Co	Common Stock	2,200 shares	52,065	96,844
	Safeguard Scientifics Inc	Common Stock	200 shares	11,698	272
	Saturns	Preferred Stock	400 shares	10,000	8,204
	SBC Communications Inc	Common Stock	2,000 shares	11,963	54,220
	Scana Corp	Common Stock	631 shares	12,800	19,536
	Schering Plough Corp	Common Stock	800 shares	11,260	17,760
	Scientific Atlanta Inc	Common Stock	3,800 shares	103,645	45,068
	Siebel Sys Inc	Common Stock	500 shares	17,363	3,700
	Smart & Final Inc	Common Stock	300 shares	2,996	1,560
	Southern Co	Common Stock	1,600 shares	33,080	45,424
	Southern Union Financing	Preferred Stock	400 shares	10,000	10,044
	Southwest Airls Co	Common Stock	1,412 shares	10,869	19,627
	Startek Inc	Common Stock	200 shares	3,860	5,520
	Sun Microsystems Inc	Common Stock	800 shares	3,744	2,488
	Taiwan Semiconductor Mfg Ltd	Common Stock	5,271 shares	92,544	37,161
	TDS Cap I	Preferred Stock	400 shares	10,000	10,060
	TDS Cap II	Preferred Stock	400 shares	10,102	9,720
	Teco Energy Inc	Common Stock	200 shares	3,096	3,094
	Terex Corp	Common Stock	100 shares	1,224	1,114
	Tesoro Pete Corp	Common Stock	200 shares	2,670	904
	Texas Instruments Inc	Common Stock	19,000 shares	462,100	285,190
	Textron	Preferred Stock	400 shares	9,750	10,096
	Transocean Inc	Common Stock	19 shares	478	441
	Travelers Ppty	Common Stock	850 shares	8,141	12,453
	TXU Corp	Preferred Stock	570 shares	14,963	13,948
	TXU Corp	Common Stock	3,900 shares	145,044	72,852
	Tyco Intl Ltd	Common Stock	200 shares	4,591	3,416

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	U S G Corp	Common Stock	2,000 shares	$45,640	$16,900
	United States Cellular Corp	Preferred Stock	800 shares	20,000	20,832
	Verizon Communications Inc	Common Stock	700 shares	35,386	27,125
	Viscount Sys Inc	Common Stock	1,500 shares	4,695	195
	Visteon Corp	Common Stock	200 shares	2,851	1,392
	Wal Mart De Mexico	Common Stock	422 shares	9,307	9,598
	Wal Mart Stores Inc	Common Stock	5,100 shares	95,162	257,601
	Williams Cos Inc	Common Stock	800 shares	15,211	2,160
	Worldcom Inc—New MCI Group	Common Stock	66 shares	2,889	10
	Worldcom Inc—New Worldcom Group	Common Stock	3,150 shares	81,491	389
	Wyeth	Common Stock	1,600 shares	24,809	59,840
	Xcel Energy Inc	Common Stock	1,872 shares	39,884	20,592
	Xerox Corp	Common Stock	2,000 shares	13,950	16,100
	Yahoo Inc	Common Stock	200 shares	37,146	3,267

	Total Common and Preferred Stock			4,686,223	3,891,455

	Investment Contracts

	AIG	Guaranteed Investment Contract 5.97%		156,421,933	156,421,933
	Allstate	Guaranteed Investment Contract 6.08%		16,350,205	16,350,205
	Canada Life	Guaranteed Investment Contract 5.60%		10,467,399	10,467,399
	Canada Life	Guaranteed Investment Contract 6.14%		10,469,438	10,469,438
	Canada Life	Guaranteed Investment Contract 3.90%		15,067,760	15,067,760
	CDC	Guaranteed Investment Contract 6.58%		7,560,476	7,560,476
	CDC	Guaranteed Investment Contract 6.25%		118,333,562	118,333,562
	GE Life & Annuity	Guaranteed Investment Contract 7.45%		20,309,478	20,309,478
	GE Life & Annuity	Guaranteed Investment Contract 4.14%		7,131,602	7,131,602
	GE Life & Annuity	Guaranteed Investment Contract 5.02%		5,479,130	5,479,130
	Hartford Life	Guaranteed Investment Contract 7.45%		20,550,793	20,550,793
	Hartford Life	Guaranteed Investment Contract 6.15%		11,074,205	11,074,205
	Hartford Life	Guaranteed Investment Contract 5.93%		7,554,650	7,554,650

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Jackson National Life	Guaranteed Investment Contract 3.65%	$3,008,557	$3,008,557
	Jackson National Life	Guaranteed Investment Contract 3.57%	7,019,536	7,019,536
	John Hancock	Guaranteed Investment Contract 4.47%	8,028,806	8,028,806
	John Hancock	Guaranteed Investment Contract 5.82%	7,554,831	7,554,831
	Monumental Life	Guaranteed Investment Contract 6.86%	3,894,593	3,894,593
	Ohio National Life	Guaranteed Investment Contract 7.28%	10,330,720	10,330,720
	Ohio National Life	Guaranteed Investment Contract 6.02%	11,100,698	11,100,698
	Pruco Life	Guaranteed Investment Contract 5.59%	10,480,616	10,480,616
	Pruco Life	Guaranteed Investment Contract 4.03%	15,201,046	15,201,046
	Rabobank	Guaranteed Investment Contract 7.34%	5,027,360	5,027,360
	Rabobank	Guaranteed Investment Contract 7.33%	5,009,961	5,009,961
	Rabobank	Guaranteed Investment Contract 5.45%	4,235,538	4,235,538
	Rabobank	Guaranteed Investment Contract 10.14%	4,877,443	4,877,443
	Rabobank	Guaranteed Investment Contract 8.25%	4,863,952	4,863,952
	Rabobank	Guaranteed Investment Contract 5.92%	6,970,386	6,970,386
	Rabobank	Guaranteed Investment Contract 7.42%	7,507,518	7,507,518
	Rabobank	Guaranteed Investment Contract 7.09%	8,994,893	8,994,893
	Rabobank	Guaranteed Investment Contract 4.72%	30,353,973	30,353,973
	Rabobank	Guaranteed Investment Contract 5.41%	5,098,390	5,098,390
	Rabobank	Guaranteed Investment Contract 5.37%	7,666,878	7,666,878
	Rabobank	Guaranteed Investment Contract 5.08%	6,640,323	6,640,323
	Rabobank	Guaranteed Investment Contract 5.11%	6,082,331	6,082,331
	Rabobank	Guaranteed Investment Contract 7.07%	15,042,449	15,042,449
	Rabobank	Guaranteed Investment Contract 6.91%	10,138,020	10,138,020
	Rabobank	Guaranteed Investment Contract 4.57%	15,179,117	15,179,117
	Rabobank	Guaranteed Investment Contract 5.77%	8,090,596	8,090,596
	Rabobank	Guaranteed Investment Contract 4.20%	8,006,996	8,006,996
	Security Life of Denver	Guaranteed Investment Contract 4.14%	3,784,025	3,784,025
	Transamerica	Guaranteed Investment Contract 6.18%	109,124,044	109,124,044
	Travelers Ins Co	Guaranteed Investment Contract 7.09%	10,618,942	10,618,942
	UBS AG	Guaranteed Investment Contract 6.55%	2,442,582	2,442,582
	UBS AG	Guaranteed Investment Contract 6.61%	5,605,743	5,605,743

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	UBS AG	Guaranteed Investment Contract 6.36%		$1,466,159	$1,466,159
	UBS AG	Guaranteed Investment Contract 6.79%		7,508,655	7,508,655
	UBS AG	Guaranteed Investment Contract 6.84%		7,446,490	7,446,490
	UBS AG	Guaranteed Investment Contract 6.40%		5,169,403	5,169,403
	UBS AG	Guaranteed Investment Contract 6.71%		5,090,090	5,090,090
	UBS AG	Guaranteed Investment Contract 6.68%		603,435	603,435
	Westdeutsche Landesbank	Guaranteed Investment Contract 7.04%		6,016,012	6,016,012
	Westdeutsche Landesbank	Guaranteed Investment Contract 6.15%		130,843,781	130,843,781

	Total Investment Contracts			938,895,519	938,895,519

	Mutual Funds

	Aberdeen	Asia-Pacific Income Fund	8,500 shares	50,688	39,355
	Aberdeen	Global Income Fund	4,600 shares	50,609	45,816
	ACM	Income Fund	4,130 shares	32,886	34,940
	Aim	Funds Group	1,092 shares	16,300	7,718
	Alliance	Bond Fund	38,725 shares	309,652	288,500
	American	20th Century Select Fund	4,825 shares	184,680	137,517
	American	20th Century Ultra Fund	1,533 shares	60,883	32,463
	American	High Income Trust	1,695 shares	25,656	17,509
	American	Bond Fund of America	3,815 shares	47,187	48,451
	Ark Funds	Emerging Markets Equity	548 shares	9,803	3,909
	Ark Funds	Small Cap Portfolio	1,789 shares	27,948	21,627
	Asa Ltd	Mutual Fund	200 shares	10,660	8,196
	Baron	Asset Fund	272 shares	12,310	9,361
	Blackrock	Income Trust	2,500 shares	16,688	19,650
	Calamos	Investment Trust	1,394 shares	51,200	42,910
	Capital	World Growth & Income	895 shares	25,330	19,924
	Fidelity	Advisor Series VIII	1,344 shares	20,602	15,091
	Fidelity	Advisor Capital Appreciation Fund	85 shares	1,513	919
	Fidelity	Cap Trust	2,052 shares	45,064	36,868

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )			( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Fidelity	Charles Str Trust	9,311	shares	$147,399	$128,490
	Fidelity	Comwlth Trust Small Cap Independence Fund	1,463	shares	23,094	19,455
	Fidelity	Finl Trust Equity Income II Fund	2,119	shares	47,289	36,853
	Fidelity	Finl Trust Independence Fund	2,358	shares	59,032	30,823
	Fidelity	Growth Co Fund	631	shares	53,874	22,354
	Fidelity	Income Fund	15,104	shares	158,083	169,765
	Fidelity	Investment Trust	213	shares	5,148	3,655
	Fidelity	Mt Vernon Str Trust	1,004	shares	55,365	11,238
	First Trust	Mutual Fund	3,287	shares	34,209	32,771
	Fidelity	Germany Fund	882	shares	11,044	3,987
	Hambrecht & Quist	Healthcare Fund	2,329	shares	57,676	32,099
	High Income	Opportunity Fund	1,520	shares	19,000	9,530
	Income Fund	Mutual Fund	5,352	shares	76,679	76,807
	Janus	Enterprise Fund	3,786	shares	300,000	86,899
	Janus	Janus Fund	578	shares	18,108	10,298
	Liberty Colonial	Federal Securities Fund	2,963	shares	33,484	32,444
	MFS	Charter Income Trust	1,755	shares	19,976	14,619
	Midas Fund	Mutual Fund	1,736	shares	5,000	2,656
	Morgan Grenfell	Investment Trust	9,949	shares	308,335	170,820
	Nasdaq 100 TrustUnit Ser I	Mutual Fund	200	shares	21,255	4,874
	Nicholas Fund	Mutual Fund	4,836	shares	257,042	205,112
	Pimco	Mutual Fund	11,328	shares	603,750	201,213
	Professionally Managed	Mutual Fund	2,781	shares	32,789	25,333
	Putnam	Amern Govt Income Fund	4,060	shares	32,848	36,665
	San Juan	Basin Rty Trust	1,000	shares	12,725	13,700
	Scudder	Global High Income Fund	15,000	shares	83,125	91,500
	Scudder	High Yield Ser	3,201	shares	25,000	15,173
	Scudder	Income Trust	1,968	shares	31,423	30,440
	Scudder	Short Term Bond Fund	4,951	shares	59,406	52,872
	Scudder	US Govt Secs Fund	2,344	shares	22,114	20,677
	Sector SPDR Trust	Mutual Fund	1,000	shares	20,550	14,800
	Sector SPDR Trust Unit Ser I	Mutual Fund	800	shares	84,040	70,584

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Templeton	Global Income Fund	2,500 shares	$16,688	$19,250
	Van Kampen Merritt	US Govt Fund	7,119 shares	104,508	103,933
	Vanguard	GNMA Portfolio	1,688 shares	18,328	18,141
	Vanguard	Long-Term Corporate Portfolio	1,190 shares	10,522	10,986
	Vanguard	Short-Term Portfolio	3,003 shares	33,015	32,400
	Vanguard	Income Fund	1,135 shares	22,902	22,579
	Vanguard	Fixed Income Secs Fund	69,531 shares	701,967	747,463
	Vanguard	Fixed Income Secs Fund Inter Term U S Treas Portfolio	6,053 shares	65,754	71,367
	Vanguard	Fixed Income Secs Fund Long Term Corporate Portfolio	1,484 shares	12,852	13,702
	Vanguard	Index Trust 500 Portfolio	858 shares	52,260	69,627
	Vanguard	Index Trust-Growth Portfolio	612 shares	20,958	12,208
	Vanguard	Inter-Term Treas Fund	5,833 shares	64,730	68,773
	Vanguard	Long-Term Treas Fund	8,895 shares	99,104	104,608
	Vanguard	Short Term Portfolio	817 shares	8,669	8,820
	Vanguard	Specialized Portfolios	789 shares	19,628	18,314
	Vanguard	US Treas Bd Portfolio	6,364 shares	70,813	74,842
	Vanguard	Utilities Income Portfolio	635 shares	7,650	5,581
	Vanguard	Wellington Fund	29,089 shares	640,359	714,417
	Vanguard	Windsor Fund	5,870 shares	83,058	70,441
	Vanguard	Windsor II	16,364 shares	300,883	340,376
	Washington Mut	Invs Fund	951 shares	26,381	22,365
	White Oak	Growth Stock Fund	3,772 shares	275,861	86,977
	Zweig	Total Return Fund	10,000 shares	64,825	54,902

	Total Mutual Funds			6,440,236	5,201,302

	Nations Fund Investments—Money Market

*	Nations	Cash Reserves, Capital Class	128,030,792 shares	128,030,792	128,030,792
*	Nations	Cash Reserves, Trust Class	7,886,679 shares	7,886,679	7,886,679

	Total Nations Fund Investments—Money Market			135,917,471	135,917,471

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Nations Fund Investments—Fixed Income
*	Nations	Government Securities Fund	20,388 shares	$215,720	$218,151
*	Nations	Bond Fund	14,965,837 shares	146,694,857	148,760,426
*	Nations	Short-Term Income Fund	62,602 shares	625,279	630,402
*	Nations	Short-Intermediate Government Fund	23,199 shares	98,418	100,918
*	Nations	Strategic Income Fund	950 shares	10,393	9,215

	Total Nations Fund Investments—Fixed Income			147,644,667	149,719,112

	Nations Fund Investments—Equity

*	Nations	MidCap Index Fund	26,992,100 shares	188,225,451	196,772,412
*	Nations	MidCap Growth Fund	1,102 shares	15,000	9,809
*	Nations	International Equity Fund	8,924,641 shares	105,637,133	77,555,128
*	Nations	LargeCap Index Fund	35,604,109 shares	510,047,534	602,421,537
*	Nations	SmallCap Index Fund	7,740,075 shares	110,004,039	95,357,721
*	Nations	Value Fund	10,855,764 shares	152,956,531	97,159,092
*	Nations	Marsico Focused Equities Fund	7,587,241 shares	139,758,420	97,192,553
*	Nations	Emerging Market Fund	1,475 shares	15,000	12,330
*	Nations	Capital Growth Fund	1,611 shares	25,000	9,019
*	Nations	Convertible Securities Fund	2,988 shares	65,472	41,270
*	Nations	Lifegoal Balanced Growth Portfolio	16,877,534 shares	184,308,349	150,716,374
*	Nations	Lifegoal Growth Portfolio	6,997,902 shares	81,797,984	57,172,861
*	Nations	Lifegoal Income & Growth Portfolio	2,678,154 shares	27,719,521	25,870,964

	Total Nations Fund Investments—Equity			1,500,575,434	1,400,291,070

	Corporate Debt and Asset-Backed Securities

	AT&T Broadband Corp	Dtd 11/18/02 9.45% Due 11/15/22	24,000 shares	22,382	28,279
	CNA Finl Corp	Dtd 11/15/93 7.25% Due 11/15/23	100,000 shares	83,750	83,782

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	Dana Corp	Dtd 03/03/99 6.50% Due 03/01/09	90,000 shares	$77,240	$78,300
	Du Pont E I De Nemours & Co	Dtd 03/15/92 8.12% Due 03/15/04	100,000 shares	99,800	107,466
	Federal National Mortgage Association	Dtd 09/12/95 6.55% Due 09/12/05	50,000 shares	49,821	56,032
	Ford Motor Credit Co	Dtd 07/16/99 6.70% Due 07/16/04	20,000 shares	19,750	20,377
	Ford Motor Credit Co	Dtd 01/30/01 6.87% Due 02/01/06	40,000 shares	39,432	40,070
	General Motors Acceptance Corp	Dtd 03/05/02 7.40% Due 03/15/17	50,000 shares	50,006	50,593
	General Motors Acceptance Corp	Dtd 10/30/01 7.55% Due 10/15/16	15,000 shares	15,419	15,205
	General Motors Acceptance Corp	Dtd 12/04/01 7.50% Due 12/15/16	15,000 shares	15,419	15,171
	General Motors Acceptance Corp	Dtd 10/23/01 7.40% Due 10/15/16	15,000 shares	15,381	15,084
	Goodyear Tire & Rubber Co	Dtd 03/16/98 7.00% Due 03/15/28	75,000 shares	63,375	49,910
	Mountain Sts Tel & Teleg Co	Dated 08/01/67 6.00% Due 08/01/07	5,000 shares	4,794	4,450
	New York Tel Co	Dtd 08/17/93 7.00% Due 8/15/25	50,000 shares	50,500	50,402
	Northwestern Bell Tel Co	Dtd 01/01/68 6.25% Due 01/01/07	5,000 shares	4,931	4,375
	Polaroid Corp	Dtd 02/17/99 11.50% Due 02/15/06	50,000 shares	52,063	4,563
	Remington Products Co LLC	Dtd 05/23/96 11.00% Due 05/15/06	50,000 shares	48,493	41,500
	TXU Corp	Dtd 06/15/01 6.37% Due 06/15/06	40,000 shares	31,200	36,600
	Webb Del Corp	Dtd 02/18/99 10.25% Due 02/15/10	50,000 shares	49,500	54,500
	Weirton Stl Corp	Dtd 07/03/96 11.38% Due 07/01/04	50,000 shares	51,499	24,059

	Total Corporate Debt and Asset-Backed Securities			844,755	780,718

	Mortgage-Backed Securities

	Federal National Mortgage Association	Dtd 02/01/94 6.75% Due 12/25/23	100,000 shares	90,500	104,316
	Chase Mtg	Fin Trust Dtd 02/01/02 6.75% Due 03/25/32	25,000 shares	24,911	25,416
	GNMA	Pool #000644 Dtd 10/01/86 9.50% Due 10/20/16	479 shares	493	536
	GNMA	Pool #017046 Dtd 05/01/77 8.50% Due 03/15/07	2,100 shares	2,199	2,254
	GNMA	Pool #030048 Dtd 03/01/79 9.00% Due 02/15/09	2,718 shares	2,666	2,966
	GNMA	Pool #033190 Dtd 11/01/95 7.50% Due 11/15/25	6,569 shares	6,618	7,278
	GNMA	Pool #105474 Dtd 11/01/83 12.50% Due 10/15/13	683 shares	738	811
	GNMA	Pool #124950 Dtd 05/01/85 9.00% Due 05/15/15	9,726 shares	9,628	10,806
	GNMA	Pool #130090 Dtd 09/01/85 11.00% Due 09/15/15	910 shares	888	1,060

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	GNMA	Pool #130090 Dtd 09/01/85 11.00% Due 09/15/15	228 shares	$222	$265
	GNMA	Pool #130090 Dtd 09/01/85 11.00% Due 09/15/15	592 shares	577	689
	GNMA	Pool #131552 Dtd 08/01/85 11.50% Due 08/15/15	7,574 shares	7,537	8,887
	GNMA	Pool #135381 Dtd 08/01/85 11.50% Due 07/15/15	632 shares	631	742
	GNMA	Pool #135381 Dtd 08/01/85 11.50% Due 07/15/15	211 shares	210	247
	GNMA	Pool #136140 Dtd 11/01/85 10.50% Due 10/15/15	225 shares	231	259
	GNMA	Pool #141703 Dtd 10/01/85 11.50% Due 10/15/15	144 shares	144	169
	GNMA	Pool #141703 Dtd 10/01/85 11.50% Due 10/15/15	288 shares	287	337
	GNMA	Pool #142513 Dtd 11/01/85 11.00% Due 10/15/15	695 shares	734	810
	GNMA	Pool #142513 Dtd 11/01/85 11.00% Due 10/15/15	695 shares	734	810
	GNMA	Pool #144704 Dtd 12/01/85 11.00% Due 12/15/15	588 shares	592	684
	GNMA	Pool #148980 Dtd 02/01/86 10.00% Due 02/15/16	924 shares	964	1,058
	GNMA	Pool #158422 Dtd 05/01/86 9.50% Due 05/15/16	470 shares	465	528
	GNMA	Pool #158422 Dtd 05/01/86 9.50% Due 05/15/16	470 shares	465	528
	GNMA	Pool #158990 Dtd 07/01/86 9.00% Due 07/15/16	1,628 shares	1,611	1,811
	GNMA	Pool #165651 Dtd 07/01/86 9.00% Due 06/15/16	1,026 shares	1,032	1,142
	GNMA	Pool #166126 Dtd 07/01/86 9.50% Due 07/15/16	2,495 shares	2,543	2,803
	GNMA	Pool #172611 Dtd 11/01/86 9.50% Due 11/15/16	701 shares	697	754
	GNMA	Pool #174515 Dtd 08/01/87 9.50% Due 08/15/17	1,547 shares	1,543	1,739
	GNMA	Pool #180576 Dtd 03/01/87 8.00% Due 03/15/17	5,684 shares	5,642	6,240
	GNMA	Pool #184163 Dtd 12/01/86 9.00% Due 11/15/16	509 shares	525	566
	GNMA	Pool #184838 Dtd 06/01/87 8.00% Due 06/15/17	27,779 shares	27,917	30,493
	GNMA	Pool #194375 Dtd 03/01/87 9.00% Due 02/15/17	1,988 shares	1,946	2,212
	GNMA	Pool #197040 Dtd 03/01/87 8.00% Due 03/15/17	8,292 shares	8,227	9,103
	GNMA	Pool #199443 Dtd 01/01/87 8.00% Due 01/15/17	10,151 shares	9,948	11,143
	GNMA	Pool #255053 Dtd 10/01/88 10.00% Due 10/15/18	12,043 shares	11,833	13,806
	GNMA	Pool #258770 Dtd 08/01/88 10.00% Due 07/15/18	4,634 shares	4,623	5,313
	GNMA	Pool #266976 Dtd 12/01/88 10.00% Due 12/15/18	1,179 shares	1,178	1,352
	GNMA	Pool #285201 Dtd 04/01/90 8.50% Due 03/15/20	1,778 shares	1,768	1,962
	GNMA	Pool #288415 Dtd 04/01/90 9.50% Due 03/15/20	1,182 shares	1,188	1,331
	GNMA	Pool #288621 Dtd 07/01/90 9.50% Due 07/15/20	3,583 shares	3,583	4,033
	GNMA	Pool #320835 Dtd 04/01/92 7.50% Due 04/15/22	6,274 shares	6,195	6,740

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	GNMA	Pool #321186 Dtd 07/01/92 8.00% Due 07/15/22	19,463 shares	$20,145	$21,321
	GNMA	Pool #322807 Dtd 02/01/92 8.00% Due 02/15/22	2,451 shares	2,460	2,685
	GNMA	Pool #330133 Dtd 08/01/92 7.50% Due 08/15/22	24,063 shares	24,334	25,866
	GNMA	Pool #334371 Dtd 11/01/92 7.50% Due 11/15/07	10,815 shares	10,727	11,585
	GNMA	Pool #341342 Dtd 12/01/92 8.00% Due 12/15/22	7,718 shares	7,838	8,454
	GNMA	Pool #342553 Dtd 03/01/93 7.50% Due 03/15/23	3,787 shares	3,773	4,071
	GNMA	Pool #411479 Dtd 11/01/95 7.50% Due 11/15/25	9,776 shares	9,806	10,484
	GNMA	Pool #471439 Dtd 10/01/01 6.50% Due 10/15/31	33,117 shares	33,613	34,782
	GNMA	Pool #559513 Dtd 10/01/01 6.50% Due 10/15/31	30,103 shares	29,971	31,616
	GNMA	Pool #570738 Dtd 01/01/02 5.50% Due 01/15/32	49,733 shares	50,045	51,121

	Total Mortgage-Backed Securities			437,145	475,984

	US Government and Government Agency Obligations

	Federal Home Loan Mortgage Corp	Dtd 02/06/98 5.65% Due 02/06/03	50,000 shares	49,680	50,203
	Federal Home Loan Mortgage Corp	Dtd 03/03/98 5.60% Due 03/03/03	50,000 shares	49,476	50,360
	Federal Home Loan Mortgage Corp	Dtd 03/17/98 6.19% Due 03/17/05	50,000 shares	49,214	54,594
	United States	Treasury Bill Dtd 07/18/02 Due 01/16/03	115,000 shares	114,026	114,944
	United States	Treasury Bill Dtd 08/15/02 Due 02/13/03	50,000 shares	49,598	49,930
	United States	Treasury Bill Dtd 10/10/02 Due 04/10/03	15,000 shares	14,884	14,950
	United States	Treasury Bill Dtd 11/29/02 Due 05/29/03	100,000 shares	99,367	99,512
	United States	Treasury Bill Dtd 08/29/02 Due 02/27/03	100,000 shares	99,171	99,816
	United States	Treasury Bill Dtd 09/19/02 Due 03/20/03	110,000 shares	109,155	109,723
	United States	Treasury Bill Dtd 12/19/02 Due 06/19/03	100,000 shares	99,400	99,438
	United States	Treasury Bond Dtd 02/15/86 9.25% Due 02/15/16	10,000 shares	9,970	14,841
	United States	Treasury Bond Dtd 02/15/91 7.87% Due 02/15/21	100,000 shares	123,063	137,219
	United States	Treasury Bond Dtd 05/15/86 7.25% Due 05/15/16	10,000 shares	9,838	12,806
	United States	Treasury Bond Dtd 11/15/91 8.00% Due 11/15/21	20,000 shares	20,197	27,869
	United States	Treasury Bond Dtd 11/16/92 7.62% Due 11/15/22	25,000 shares	25,015	33,805
	United States	Treasury Note Dtd 02/15/00 6.50% Due 02/15/10	15,000 shares	14,935	17,930
	United States	Treasury Note Dtd 02/15/94 5.87% Due 02/15/04	160,000 shares	160,695	168,250

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2002

( a )	( b )	( c )		( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Cost	Current Value
	United States	Treasury Note Dtd 02/15/96 5.62% Due 02/15/06	10,000 shares	$10,234	$11,075
	United States	Treasury Note Dtd 02/16/93 6.25% Due 02/15/03	10,000 shares	9,863	10,059
	United States	Treasury Note Dtd 02/16/99 4.75% Due 02/15/04	30,000 shares	29,611	31,172
	United States	Treasury Note Dtd 04/30/01 4.00% Due 04/30/03	40,000 shares	39,906	40,375
	United States	Treasury Note Dtd 05/15/02 4.37% Due 05/15/07	75,000 shares	74,667	80,531
	United States	Treasury Note Dtd 05/15/95 6.50% Due 05/15/05	100,000 shares	109,344	111,000
	United States	Treasury Note Dtd 05/15/98 5.62% Due 05/15/08	20,000 shares	20,291	22,694
	United States	Treasury Note Dtd 05/15/99 5.25% Due 05/15/04	50,000 shares	48,914	52,672
	United States	Treasury Note Dtd 06/30/98 5.37% Due 06/30/03	100,000 shares	99,696	102,063
	United States	Treasury Note Dtd 07/31/01 3.87% Due 07/31/03	20,000 shares	20,038	20,306
	United States	Treasury Note Dtd 08/15/95 6.50% Due 08/15/05	50,000 shares	49,398	55,922
	United States	Treasury Note Dtd 08/15/97 6.12% Due 08/15/07	100,000 shares	102,766	115,000
	United States	Treasury Note Dtd 08/16/93 5.75% Due 08/15/03	280,000 shares	276,686	287,787
	United States	Treasury Note Dtd 08/16/99 6.00% Due 08/15/04	295,000 shares	293,517	316,756
	United States	Treasury Note Dtd 10/01/01 2.75% Due 09/30/03	100,000 shares	100,109	101,156
	United States	Treasury Note Dtd 10/15/96 6.50% Due 10/15/06	100,000 shares	99,344	114,875
	United States	Treasury Note Dtd 10/31/01 2.75% Due 10/31/03	150,000 shares	150,000	151,875
	United States	Treasury Note Dtd 11/15/94 7.87% Due 11/15/04	100,000 shares	100,313	111,656
	United States	Treasury Note Dtd 11/15/95 5.87% Due 11/15/05	10,000 shares	10,086	11,091
	United States	Treasury Note Dtd 01/31/02 3.00% Due 01/31/04	50,000 shares	49,984	50,938
	United States	Treasury Note Dtd 02/15/02 4.87% Due 02/15/12	100,000 shares	100,109	108,594
	United States	Treasury Note Dtd 08/15/02 3.25% Due 08/15/07	150,000 shares	152,836	153,704
	United States	Treasury Note Dtd 11/15/01 3.50% Due 11/15/06	200,000 shares	199,953	208,126
	United States	Treasury Note Dtd 11/15/02 4.00% Due 11/15/12	100,000 shares	99,224	101,403

	Total US Government and Government Agency Obligations			3,344,573	3,527,020

	Other Investments

	Airlease Ltd	Depository Unit		4,643	252
*	Bank of America	Certificate of Deposit		200,000	200,000
	Bank of Desoto	Certificate of Deposit		325,000	325,000
	Bank of Texas	Certificate of Deposit		413,500	413,500

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 65–0906609 Plan No. 003

Scedule H, Line 4i – Schedule of Assets

December 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Bank One	Certificate of Deposit	$100,000	$100,000
	Beal Bank of Dallas	Certificate of Deposit	244,093	244,093
	Cadbury Schweppes	PFD Securities	10,000	10,188
	Capital One Federal Savings Bank	Certificate of Deposit	90,000	90,000
	Comerica Bank	Certificate of Deposit	100,000	100,000
	Compass Bank	Certificate of Deposit	230,000	230,000
	Crescent Real Estate Equities	Real Estate Investment Trust	55,950	55,240
	Equity Inns Inc	Real Estate Investment Trust	1,105	602
	Felcor Lodging Trust Inc	Real Estate Investment Trust	45,300	49,200
	First American Bank	Certificate of Deposit	10,000	10,000
	First Industrial Realty Trust	Real Estate Investment Trust	10,000	9,780
	Guaranty Federal Bank	Certificate of Deposit	199,000	199,000
	Healthcare Realty Trust	Real Estate Investment Trust	11,776	11,700
	Key Bank USA	Certificate of Deposit	90,000	90,000
	Mercantile Bank & Trust	Certificate of Deposit	185,000	185,000
	Mission Cap L P	Limited Partnership	25,850	18,720
	New Plan Excel Realty Trust Inc	Real Estate Investment Trust	44,281	38,180
	Park Cities Bank	Certificate of Deposit	35,000	35,000
	Post Pptys Inc	Real Estate Investment Trust	52,986	35,850
	Provident Bank	Certificate of Deposit	250,000	250,000
	Providian National Bank	Certificate of Deposit	98,000	98,000
	Security-Connecticut Life	Single Premium Deferred Annuity	83,424	83,424
	Suburban Propane Partners LP	Limited Partnership	2,049	2,836
	U S Restaurant Pptys Inc	Real Estate Investment Trust	49,787	38,016
	USAA Federal Savings Bank	Certificate of Deposit	17,828	17,828
	Vectra Bank	Certificate of Deposit	120,000	120,000
	Washington Real Estate Invt Trust	Real Estate Investment Trust	25,415	28,050
	Miscellaneous	Loans	13,578	13,578
*	Participant Loans	8.25% to 11.00%	—	19,822,419

	Total Other Investments		3,143,565	22,925,456

	Total		$4,236,091,911	$5,911,324,704

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2002

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii)—series of transactions in excess of 5% of Plan assets

Bank of America	Bank of America Corporation Common Stock	$296,012,290	$—	N/A	$—	$296,012,290	$296,012,290	$—
Bank of America	Bank of America Corporation Common Stock	—	300,752,124	N/A	—	129,786,407	300,752,124	170,965,717

There were no category (i) (ii) or (iv) reportable transactions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of America Corporation Corporate Benefits Committee has duly caused this annual report to be signed on behalf of The Bank of America 401(k) Investment Plan by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) INVESTMENT PLAN

Date: 6/18/03	By:
Kathy S. Dugan
Vice President
Benefits Delivery
Bank of America Corporation

EXHIBIT INDEX

Exhibit No.

(99)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002